January 8, 2014

Good Times Restaurants, Inc. Provides Shareholder Update

(GOLDEN, CO) --(BUSINESS WIRE)--Good Times Restaurants Inc. (Nasdaq – GTIM, http://www.goodtimesburgers.com), a regional restaurant company focused on operating and developing Good Times Burgers & Frozen Custard and Bad Daddy’s Burger Bar restaurants, provides shareholders with an update on its corporate accomplishments.

Dear Shareholders:

As the calendar changes to 2014, we are pleased to report our fiscal 2013 results and provide you an overview of our outlook for the Company for fiscal 2014. This includes our wholly owned subsidiaries, Good Times Drive Thru Inc. and BD of Colorado LLC (Bad Daddy’s Burger Bar), as well as our 48% ownership in Bad Daddy’s Franchise Development LLC.  It is an exciting time for the Company as we believe we have tremendous momentum in our legacy business, a solid balance sheet with no long term debt and significant growth prospects for the future.  From our perspective we are at an historic inflection point as we transition to a more broadly publicly held growth company from what has been a largely insider held microcap company.

Good Times Burgers & Frozen Custard (37 locations in CO, WY and ND)

Throughout fiscal 2013, we continued to make significant progress in our core Good Times Burgers & Frozen Custard business, having reported thirteen consecutive quarters of same-store sales increases. This has accelerated to nine consecutive months of double-digit same-store sales increases through the end of December, 2013 and a two year sales increase trend of over 20%.   This momentum has continued throughout our first quarter of fiscal 2014, translating to significant improvement in our operating margins and cash flow from operations. We believe these improvements will continue to accelerate our growth in fiscal 2014, which we anticipate will result in more than doubling our EBITDA (Earnings Before Depreciation, Interest, Taxes & Amortization) from fiscal 2013 for Good Times Drive Thru Inc.  We further anticipate system-wide revenues growing to approximately $32 to $33 million without the addition of new restaurants.

The sales improvements we’ve been able to generate have not been a result of short term product or price promotions but result from differentiated brand tenets and a “stake in the ground” strategy that we embarked upon two years ago that are resonating with our customers.   We are the only fast food concept in our market that provides truly all natural beef and chicken (no hormones, steroids or antibiotics, vegetarian fed and humanely raised) under an umbrella of fresh, handcrafted products using premium local and regional ingredients to the greatest extent possible.  We introduced breakfast for the first time in our history in fiscal 2013 with a simple Hatch Valley New Mexico green chile burrito offering that is now generating close to 10% of sales.  We improved our chicken category, now basing it on Springer Mountain All Natural Tenderloins, and as a result we’ve almost doubled our sales mix since its introduction last spring.

We are in the process of remodeling and reimaging our older stores in the Colorado market and plan to complete that process over the next two fiscal years so that all of our stores reflect our current brand image.  We have had great success with very favorable returns on investment through the repurchase of a few franchised restaurants over the last two years, and we may continue to explore those opportunities.  We plan to continue to build new Good Times restaurants in the Colorado market as prime real estate becomes available, both in freestanding sites and as end-caps with drive thru. As a result, we anticipate our capital expenditures for Good Times projects to total approximately $1 million in fiscal 2014.

Bad Daddy’s Burger Bar

In fiscal 2013, we entered into a series of agreements in which we acquired development rights for Bad Daddy’s Burger Bar restaurants in Colorado, Arizona and Kansas as well as the ownership of 48% of the franchisor entity, Bad Daddy’s Franchise Development LLC.  Bad Daddy’s Burger Bar is a full service, upscale, “small box” restaurant concept. It operates mostly at inline locations featuring a chef driven menu of gourmet signature burgers, chopped salads, appetizers and sandwiches. It also offers a full bar and a focus on a selection of craft microbrew beers in a high energy atmosphere that appeals to a broad consumer base. Bad Daddy’s has received both local and national accolades for the quality and originality of its food and was most recently named a top 25 burger in the U.S. by USA Today. There are currently eight restaurants in operation in North Carolina and South Carolina.

As our net income and cash flow from operations increases from our Good Times Drive Thru business, we will be ramping up our growth of Bad Daddy’s Burger Bar through company-owned restaurants in BD of Colorado LLC and multi-unit franchise development in Bad Daddy’s Franchise Development LLC.  Although the attendant start-up and development costs for Bad Daddy's will result in near-term losses from those entities as we establish our foundation for scalable growth, we expect both entities will be cash flow positive by the end of 2014.  Our new store development costs are capitalized but all preopen expenses in BD of Colorado and all initial support expenses in Bad Daddy’s Franchise Development are expensed as incurred.

We plan to have our first company-owned Bad Daddy’s Burger Bar restaurant open to the public by early February 2014, with three to four more opening in 2014, and we are negotiating several more for the pipeline for 2015.  At present, we have one additional restaurant under development and are negotiating the final details on two more leases.  While average annual revenues for Bad Daddy's restaurants have varied based on location, typical Bad Daddy's locations open more than a year have annual revenues in the $2.3 to $2.5 million range.

On the franchising front, we are in discussions with several multi-unit operators of other full service restaurant concepts for their development of the Bad Daddy’s concept in major markets.  We anticipate that we will have our first franchise development agreements signed in early 2014. In addition, we have identified the top 100 multi-unit franchise prospects in our top 20 target markets for development.  Leading these efforts is our Vice President of Franchise Development, Bill McClintock, who has spent 27 years in franchise sales and development which includes 10 years as Vice President of Franchise Sales and Real Estate at Buffalo Wild Wings, Inc. where he took the brand from 50 to more than 500 restaurants.

Our long term success in developing the Bad Daddy’s concept both regionally and nationally will be driven by four primary components:

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Continuing to develop a differentiated brand position focused on “artisan, handcrafted, chef driven” food, craft microbrews and craft cocktails;

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Focusing relentlessly on a compelling unit economic model based on sales per square foot that are above peer averages,  a competitive restaurant level operating margin and an efficient  “small box” investment model;

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Selecting sites with a disciplined focus on upscale retail and urban trade areas; and

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Partnering with experienced operators who know their local real estate markets, have an existing operating infrastructure in place, are well-capitalized and who align with our operating approach and cultural values.

We plan to have select larger development partners who can effectively develop major metropolitan areas, but our plans also include smaller three to five store franchise partners.  It is early in our development cycle, but over time we plan to follow other successful franchise company models with approximately 20-30% company- owned stores (those developed by Bad Daddy’s International in the Carolinas and by BD of Colorado) and 70-80% franchised stores.

Good Times Restaurants' existing overhead, systems and processes can be significantly leveraged to support both company-owned and franchised Bad Daddy's restaurants.  That said, we continue to evaluate and enhance our infrastructure and are working on putting in place top notch operating, purchasing and IT support systems intended to enhance the operating margins, daily reporting, training and supervision of an expected large franchise system.

Financial Condition

As of the end of fiscal 2013, we had approximately $6.1 million in cash with no long-term debt on our balance sheet.  We plan to use the cash on hand and our cash generated from operations in fiscal 2014 for the continued remodeling and reimaging costs of older Good Times Burgers & Frozen Custard restaurants, the development of new Good Times restaurants, and the development of new company-owned Bad Daddy’s Burger Bar restaurants.   The second installment of $375,000 of our equity investment in Bad Daddy’s Franchise Development LLC was completed on December 1, 2013.

We have $1.5 million in convertible preferred stock that becomes redeemable by the Company in March 2014.  The preferred stock is convertible into 710,902 shares of common stock, and if not converted, it is our intention to fully redeem it at par value.

There are 1,265,000 shares of common stock underlying outstanding B Warrants exercisable on or before May 16, 2014, at an exercise price of $2.50 per share.  If all of those warrants are exercised, we will generate approximately $3.16 million in gross proceeds, which will allow us to accelerate our development of new company owned Bad Daddy’s restaurants in fiscal 2015.

We have additional A warrants outstanding exercisable into 2,530,000 shares of common stock at $2.75 per share, expiring on August 16, 2018.  However, these warrants are callable by the Company after August 2014 if the price of our common stock exceeds $4.125.  If fully exercised, we would have approximately $7 million in gross proceeds available.

We believe that our stock is conservatively valued in the market based on the following:

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Our projected EBITDA from Good Times Drive Thru Inc. based on current sales trends from our existing asset base;

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Our existing cash on hand with no long term debt;

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The projected cash flow from BD of Colorado LLC restaurants  we develop in 2014, 2015 and beyond; and

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Our 48% ownership in Bad Daddy’s Franchise Development LLC and its prospects for accelerated, scalable franchise growth.

Prior the exercise of any warrants or the conversion of the convertible preferred stock, we have 4,926,214 shares of common stock outstanding, giving us a total market capitalization of approximately $12.4 million at the 12/31/13 closing price of $2.52.  With $6.1 million in cash as of September 30, 2013, the remaining enterprise value attributable to our current results, business prospects and capital structure was only $6.3 million.

A few things stand out as noteworthy during the last fiscal quarter of 2013 and for the whole fiscal year. Same store sales for company-owned restaurants increased 18.2% for the fourth quarter and 11.9% for the fiscal year, which was the thirteenth consecutive quarter of increasing same store sales.   The quarter included an 8.5% sales mix from the new breakfast menu.   Restaurant level operating profit increased 49% or $316,000 over last year during the quarter and the restaurant level operating margin increased by 190 basis points from last year.

For the fourth quarter of fiscal 2013, our total net revenues exceeded $6.5 million, up almost $1.5 million from the same quarter in fiscal 2012.  Owing to aggregate expenses of $314,000 consisting of non-cash stock compensation expense, an asset write down from one store closure, preopen expenses in BD of Colorado and the affiliate investment loss in Bad Daddy’s Franchise Development related to our startup and expansion plans, we booked a $5,000 loss from operations in the final quarter of fiscal 2013 compared to operating income of $84,000 in the last quarter of fiscal 2012.  After factoring in all our other expenses, we posted a fourth quarter fiscal 2013 net loss attributable to common shareholders of $193,000, or a net loss of $0.05 per fully diluted share, as compared to a loss of $1,000, or $0.00 per fully diluted share, in the last quarter of fiscal 2012.

For fiscal 2013 as a whole, our total net revenues totaled $22.9 million, up $3.1 million from the $19.7 million for fiscal 2012. Our net loss from operations improved to $392,000 in fiscal 2013 from $474,000 in fiscal 2012 (including the fourth quarter 2013 aggregate expenses of $314,000 described above).  The net loss attributable to common shareholders in fiscal 2013 was $807,000, or $0.23 per fully diluted share. In 2012, those figures were $777,000 and $0.28 respectively.

We believe we have assembled an exceptionally talented management team with proven success in multiple restaurant concepts that has the capacity to create significant shareholder value over the coming years.  We look forward to 2014 with great anticipation.   Thank you for your continued support.

Very truly yours,

Boyd E. Hoback

President, CEO

About Good Times Restaurants Inc.

Good Times Restaurants Inc. (GTIM) operates Good Times Burgers & Frozen Custard, a regional chain of quick service restaurants located primarily in Colorado, through its wholly owned subsidiary, Good Times Drive Thru Inc.  Good Times provides a menu of high quality all natural hamburgers, 100% all natural chicken tenderloins, fresh frozen custard, fresh cut fries, fresh lemonades and other unique offerings.  Good Times currently operates and franchises 37 restaurants.

GTIM will also own and operate Bad Daddy’s Burger Bar restaurants through its wholly owned subsidiary, BD of Colorado LLC and will franchise Bad Daddy’s Burger Bar restaurants through its 48% ownership of Bad Daddy’s Franchise Development LLC.  Bad Daddy’s Burger Bar is a full service, upscale, “small box” restaurant concept featuring a chef driven menu of gourmet signature burgers, chopped salads, appetizers and sandwiches with a full bar and a focus on a selection of craft microbrew beers in a high energy atmosphere that appeals to a broad consumer base.

Good Times Forward Looking Statements: This press release contains forward looking statements within the meaning of federal securities laws.  The words “intend,” “may,” “believe,” “will,” “should,” “anticipate,” “expect,” “seek,” “from our perspective,” “in our view” and similar expressions are intended to identify forward looking statements.  These statements are not guarantees of future performance as they involve known and unknown risks and contingencies, which may cause the Company’s actual results to differ materially from results expressed or implied by the forward looking statements.  These risks and contingencies include such factors as the uncertain nature of current restaurant development plans and the ability to implement those plans; delays in developing and opening new restaurants because of weather, local permitting or other reasons; challenges we may face in developing and growing the Bad Daddy’s Burger Bar concept; increased competition; negative customer reaction to price increases; inadequate capital; straining of our management and infrastructure as a result of our growth; the relatively new nature of the Bad Daddy’s Burger Bar concept; difficulties attracting franchisees for the Bad Daddy’s Burger Bar concept and challenges faced by franchisees in securing financing and meeting the required development schedules; cost increases or shortages in raw food products; and other matters discussed under the “Risk Factors” section of Good Times’ Annual Report on Form 10-K for the fiscal year ended September 30, 2013 filed with the SEC.  In light of these risks, you should not place undue reliance on forward-looking statements.  Although Good Times may from time to time voluntarily update its forward looking statements, it disclaims any commitment to do so except as required by securities laws.